PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43340

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lombard Securities Incorporated

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1820 Lancaster Street
(No. and Street)

Baltimore   MD   21231
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William Socha   410-342-1300   wsocha@lombardsid.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

R W Group LLC
(Name – if individual, state last, first, and middle name)

P O Box 114   Landenberg   PA   19350
(Address)   (City)   (State)   (Zip Code)

02/23/2010   5020
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, William Socha, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lombard Securities Incorporated, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**LOMBARD SECURITIES
INCORPORATED AND SUBSIDIARIES**

**CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND
INDEPENDENT AUDITORS' REPORT**

DECEMBER 31, 2025

LOMBARD SECURITIES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2025

CONTENTS

	PAGE
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Consolidated Statement of Financial Condition	2
Notes to Consolidated Financial Statements	3-7



RW GROUP

HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Lombard Securities Incorporated

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Lombard Securities Incorporated, as of December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lombard Securities Incorporated as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lombard Securities Incorporated's management. Our responsibility is to express an opinion on Lombard Securities Incorporated's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lombard Securities Incorporated in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RW Group, LLC

We have served as Lombard Securities Incorporated's auditor since 2015.
Landenberg, Pennsylvania
March 30, 2026



LOMBARD SECURITIES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

	2025
Cash and Cash Equivalents	$ 3,623,696
Cash Held for the Exclusiye Benefit of Customers	150
Receivable from Clearing Firm	299,340
Commissions and Fees Receivable	168,207
Investment Securities	-
Prepaid Expenses	53,675
Furniture and Equipment – Net	3,665
Clearing Deposit	100,000
Other Assets	516,647
Total Assets	**$ 4,765,380**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Compensation Payable	$ 510,626
Accounts Payable and Accrued Liabilities	1,060,521
Total Liabilities	**$ 1,571,147**

STOCKHOLDERS' EQUITY

Common Stock ($.01 Par Value 100,000 Shares Authorized, 26,819 Issued and 19,787 Outstanding)	268
Additional Paid-in Capital	1,593,600
Retained Earnings	2,419,545
Treasury Stock	(819,180)
Total Stockholders' Equity	**$ 3,194,233**
Total Liabilities and Stockholders' Equity	**$ 4,765,380**



LOMBARD SECURITIES INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 1 – ORGANIZATION

Lombard Securities Incorporated (the "Company") was incorporated in the State of Maryland in July, 1990 and is a securities broker-dealer located in Baltimore, Maryland. The Corporation is registered with the Securities and Exchange Commission (SEC), is a member of Financial Industry Regulatory Authority (FINRA), Securities Investors Protection Corporation (SIPC) and the Municipal Securities Rulemaking Board (MSRB).

Lombard Agency, Inc., a wholly-owned subsidiary, was incorporated in the State of Maryland in January, 1991 as an insurance brokerage agency.

Lombard Advisers Incorporated, a wholly-owned subsidiary, was incorporated in the State of Maryland in August, 1994 as an investment adviser.

The Company is subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission. However, the Company operates pursuant to the exemptive provision of Paragraph (k)(2)(ii) of Rule 15c3-3. This prohibits the Company from carrying customer margin accounts, or otherwise holding customer funds or securities, or performing custodial duties with respect to customers' securities. It also requires the Company to promptly deliver all customer funds and securities related to mutual fund transactions and to transact all customer securities transactions through a special reserve bank account for the exclusive benefit of its customers. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a broker/dealer.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated statements of financial condition, income, changes in stockholders' equity, and cash flows include the accounts of the Company and its wholly owned subsidiaries, Lombard Agency, Inc. and Lombard Advisers Incorporated. All significant intercompany balances and transactions between the Company and its subsidiaries have been eliminated in the consolidation.

Revenue Recognition – The Company recognizes revenue on a trade date basis. The Company's business consists of trade commissions, gross credits on riskless principal trades, prospectus dictated mutual funds, annuity credits, trails paid on mutual funds and annuity contracts. Each of the revenue recognitions on these sources is recorded on a trade date basis. The Company also receives investment advisory fees recorded on a quarterly basis. Revenue is recognized in the month that fees are charged to clients. The Company does not receive performance fees in an investment advisory capacity. The Company does not engage in investment banking, mergers and acquisition activities or private placements.

Cash and Cash Equivalents - The Company considers highly liquid investments with original maturities of one year or less to be cash equivalents.

PUBLIC

LOMBARD SECURITIES INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Owned - Securities owned are valued at their fair market value, determined from quoted market prices.

Property and Equipment - Furniture and equipment are stated at cost net of $282,770 accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, usually 3 to 5 years. Depreciation expense for the year ended December 31, 2025 was $2,990.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes are provided for temporary differences arising between the tax basis of assets and liabilities and their respective book basis as reported in the financial statements. No deferred tax assets have been recorded in the accompanying balance sheet due to the uncertainty of realization. In general the prior three years tax returns filed with various taxing agencies are open to examination.

Supplemental Cash Flow Disclosure - $190,892 cash was paid for income taxes and $4,101 interest was paid during the year ended December 31, 2025.

Operating Leases – On January 1, 2019, the Company adopted the provisions of ASU 2016-02, Leases (Topic 842). Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will either be classified as finance or operating, with classification affecting the pattern of expense recognition in the income statement.

NOTE 3 - COMMISSIONS RECEIVABLE

Commissions receivable represent amounts due to the Company from its clearing broker relating to client securities transactions introduced by the Company and amounts due from mutual funds and insurance companies.

NOTE 4 - CLAIMS AND ASSESSMENTS
The Company is generally engaged in ongoing legal matters.

PUBLIC

LOMBARD SECURITIES INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 5 - OFF-BALANCE-SHEET RISK

A clearing broker/dealer carries all of the accounts of the clients of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities related to client transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that clients may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its clients and verify that client transactions are executed properly by the clearing broker/dealer.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. At December 31, 2025, the Company is in compliance with this rule.

Lombard Advisers Incorporated, a wholly-owned subsidiary of the Company, is required to compute net capital pursuant to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) on a stand-alone basis. At December 31, 2025, Lombard Advisers Incorporated had net capital of $779,636.

NOTE 7 - LEASE COMMITMENTS

The Company has entered into a lease for office facilities which expires on March 31, 2027. In addition to the base rent specified in the lease, it is subject to escalation based on increases in real estate tax and operating expenses. As of December 31, 2025 the operating lease asset was equal to $171,407 and the operating lease liability was $171,407. Future minimum lease payments required under this operating lease exclusive of those escalations are as follows:

2026		143,793
2027		36,195
Total	$	179,988

Rent expense for the year ended December 31, 2025 was $160,893.

NOTE 8 - EMPLOYEE RETIREMENT PLAN

The Company has an employee retirement plan whereby the Company matches a portion of the contributions made by the employees. All employees meeting certain age and service requirements are eligible to participate in the plan. The Company matched amount as of December 31, 2025 was $14,246.



LOMBARD SECURITIES INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025

PUBLIC

NOTE 9 - ADVERTISING

Advertising costs are expensed as incurred. For the year ended December 31, 2025 costs were $0.

NOTE 10 – CREDIT LOSSES

A broker dealer, however, is not required to measure expected credit losses on a financial asset (or group of financial assets) in which historical credit loss information adjusted for current conditions and reasonable and supportable forecasts results in an expectation that nonpayment of the amortized cost basis is remote. For financial assets measured at amortized cost (i.e. cash), the Company has concluded that there are no expected credit losses based on the nature or expected life of the financial assets and immaterial historic or expected losses.

NOTE 11 – SEGMENT DISCLOSURES

The Company is engaged in the lines of business as a securities broker dealer, insurance agency and investment advisory services. The Company has identified its Principal Financial Officer, William S. Socha, as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations consist of multiple operating units. The accounting policies used to measure the profit and loss of the segments are the same as those described in the summary of significant accounting policies.

LOMBARD SECURITIES INCORPORATED December 31, 2025

	Lombard Securities Inc.	Lombard Advisers Inc.	Lombard Agency Inc.	Lombard Agency of TX Inc.
Revenues from Customer Transactions	5,927,938	4,423,123	115,973	-
Interest Revenue	122,297	48	-	-
Dividend Revenue	-	-	-	-
Other Income	651,329	37,549	-	-
Total Revenues	6,701,564	4,460,720	115,973	-
Interest Expense	4,101	-	-	-
Deprecation Amount	2,990	-	-	-
Non-Cash Financing	-	-	-	-
Segment Assets	3,350,390	1,588,075	35,838	1,000



LOMBARD SECURITIES INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 12 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 30, 2026, the date on which the financial statements were available to be issued. No other events have occurred since the balance sheet date that would have material impact on financial statements.